UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

International Textile Group, Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

46048V108
(CUSIP Number)

WL Ross & Co. LLC 1166 Avenue of the Americas New York, New York 10036 Attention: Stephen Swanson, Esq. Telephone Number: (212) 826-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
 ________________
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46048V108	Page 2 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 3 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 46048V108	Page 4 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 46048V108	Page 5 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 46048V108	Page 6 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR IV Parallel ESC, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 46048V108	Page 7 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 8 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 9 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 10 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
INVESCO WLR IV Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 11 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Invesco Private Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 46048V108	Page 12 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 46048V108	Page 13 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
El Vedado, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46048V108	Page 14 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR/AR Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 46048V108	Page 15 of 24 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wilbur L. Ross, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46048V108	Page 16 of 24 Pages

Item 1. Security and Issuer.

This Amendment No. 3 to the Schedule 13D filed by the Reporting Persons (as defined below) relates to the common stock, par value $0.01 per share (the “Common Stock”), of International Textile Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 804 Green Valley Road, Suite 300, Greensboro, North Carolina 27408.

Item 2. Identity and Background.

(a)	Names of Persons Filing:

1. WL Ross & Co. LLC

2. WLR Recovery Fund II, L.P.

3. WLR Recovery Fund III, L.P.;

4. WLR Recovery Fund IV, L.P.;

5. WLR IV Parallel ESC, L.P.;

6. WLR Recovery Associates II LLC;

7. WLR Recovery Associates III LLC;

8. WLR Recovery Associates IV LLC;

9. INVESCO WLR IV Associates, LLC;

10. Invesco Private Capital, Inc.;

11. WL Ross Group, L.P.;

12. El Vedado, LLC;

13. WLR/AR Holdings, Inc.; and

14. Wilbur L. Ross, Jr

Each person listed above is a “Reporting Person” and collectively are the “Reporting Persons.” A list of the executive officers and directors of each Reporting Person that is a corporate entity is attached as Annex A hereto.

(b)	The address of the principal business office for each of the Reporting Persons is:

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036

(c)
The principal business of each of the Reporting Persons other than Holdings is that of making investments in securities. The principal business of WLR/AR Holdings, Inc. ("Holdings") was to hold shares of the Common Stock of the Issuer.

(d)-(e)
None of the Reporting Persons has and, to the knowledge of such Reporting Persons, none of the individuals listed on Annex A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 46048V108	Page 17 of 24 Pages

(f)	Citizenship

See Item 6 of each cover page. To the knowledge of the Reporting Persons, each individual listed on Annex A hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the completion of the merger (the “ITG Merger”) contemplated by the Agreement and Plan of Merger, dated August 29, 2006 (the “ITG Merger Agreement”), by and among the Issuer (f/k/a Safety Components International, Inc.), SCI Merger Sub, Inc., a wholly owned subsidiary of the Issuer, and ITG Holdings, Inc. (f/k/a International Textile Group, Inc.) (“Former ITG”), the board of directors of the Issuer declared a dividend of one-ninth (1/9th) of one share of the Issuer's Common Stock for each share of the Issuer's Common Stock outstanding immediately prior to the effective time of the ITG Merger, which dividend was payable to holders of record of the Issuer’s Common Stock as of the close of business on October 20, 2006.  Accordingly, an aggregate of 612,094 shares of the Issuer’s Common Stock (the “Dividend Shares”) were issuable, of which certain of the Reporting Persons were entitled to receive 462,489 Dividend Shares upon expiration of the escrow period described below. In accordance with the terms and conditions of the ITG Merger Agreement, the Dividend Shares were required to be held in an escrow account for a period of up to 18 months after the effective time of the ITG Merger to satisfy any potential claims for indemnification on behalf of the Issuer and the 462,489 Dividend Shares issuable to the Reporting Persons were not actually issued by the Issuer until such time.  In June 2008, all of the Dividend Shares were released from the escrow account, and the 462,489 Dividend Shares the Reporting Persons were entitled to receive were issued to such Reporting Persons.  This Amendment No. 3 to the Schedule 13D filed by the Reporting Persons is being filed to report the receipt of these additional 462,489 Dividend Shares, which issuance was previously disclosed in the Issuer’s Annual Report on Form 10-K  for the fiscal year ended December 31, 2008.  The Dividend Shares were issued to the Reporting Persons as a dividend and, accordingly, no consideration was paid by the Reporting Persons for such shares.

On October 24, 2016, the Issuer, WLR Recovery Fund IV, L.P. (“Fund IV”) and WLR IV Parallel ESC, L.P. (“Parallel ESC”) entered into an Exchange and Contribution Agreement (the “Exchange Agreement”) pursuant to which, among other things, (i) Fund IV exchanged and contributed to the capital of the Issuer an aggregate of $17,952,254.88 in principal and accrued interest of the Issuer’s debt securities identified as “Senior subordinated notes – related party, including PIK interest” on the Issuer’s consolidated balance sheets (the “Tranche B Notes”) in exchange for 14,936,748 shares of the Issuer’s Common Stock and (ii) Parallel ESC exchanged and contributed to the capital of the Issuer an aggregate of $76,021.26 in principal and accrued interest of the Tranche B Notes  in exchange for 63,252 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The description above of the declaration by the Issuer of a dividend with respect to the Dividend Shares and the subsequent release of such shares from escrow is incorporated by reference, in pertinent part, into this Item 4.

In connection with the structuring of the sale of all of the debt and equity securities of the Issuer held by the Reporting Persons to Platinum Equity, LLC (“Platinum Equity”), as described in more detail below, it was determined that as part of the tax planning for the transaction a portion of the Tranche B Notes held by the Reporting Persons should be exchanged for equity securities of the Issuer and a portion of such Tranche B Notes should be contributed to the capital of the Issuer, in each case, prior to consummation of the securities sale transaction with Platinum Equity.  The Reporting Persons requested that the Issuer facilitate this exchange and contribution and a Special Committee of the Board of Directors of the Issuer (the “Special Committee”) was engaged to review the request. In order to effect this exchange and contribution, two of the Reporting Persons, Fund IV and Parallel IV, negotiated the Exchange Agreement with the Special Committee and entered into the Exchange Agreement with the Issuer on October 24, 2016, following the execution of the SPA.  As part of the separate negotiations between the Special Committee and Platinum Equity regarding a merger of the Issuer and a Platinum Equity affiliate (the “Merger”) that would become effective following the consummation of Platinum Equity’s proposed acquisition of the Issuer's debt and equity securities held by the Reporting Persons and would cash out the Issuer's minority stockholders, the Special Committee and Platinum Equity requested that a portion of the securities to be issued to Fund IV and Parallel ESC pursuant to the Exchange Agreement be in the form of Common Stock, such that

CUSIP No. 46048V108	Page 18 of 24 Pages

Platinum Equity would hold at least 90% of each class of the Issuer's equity securities after consummation of the securities purchase transaction with the Reporting Persons and that therefore Platinum Equity would be able to effect the Merger as a "short-form" merger under Section 253 of the General Corporation Law of the State of Delaware.  The 15,000,000 shares of Common Stock acquired by the Reporting Persons as reported herein were acquired by the Reporting Persons pursuant to the Exchange Agreement for the reasons stated above.

Pursuant to the Securities Purchase Agreement (the “SPA”), dated as of October 24, 2016, by and among Project Ivory Acquisition LLC, a Delaware limited liability company (“Acquisition Company”), Project Ivory Merger Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Project Ivory Intermediate Holding II Corporation, a Delaware corporation (“Parent”), each of which is an affiliate of Platinum Equity, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Fund IV, Parallel ESC, WLR/GS Master Co-Investment, L.P. and WLR/AR Holdings, Inc. (collectively, the “WLR Seller Entities”), Acquisition Company and Merger Sub acquired from the WLR Seller Entities, all 29,334,155 shares of Common Stock (including the 15,000,000 shares acquired pursuant to the transactions contemplated by the Exchange Agreement) then owned by the WLR Seller Entities. The purpose of the transactions contemplated by the SPA was to effect the complete divestiture of all of the debt and equity securities of the Issuer beneficially owned by the Reporting Persons, as reported herein. As a result of the foregoing transaction, the Reporting Persons disposed of all of their shares of the Issuer’s Common Stock and ceased to be the beneficial owners of 5% or more of the Issuer’s Common Stock.

On October 24, 2016, immediately following the execution of the SPA and the subsequent execution of the Exchange Agreement, the Issuer and certain affiliates of Platinum Equity entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subsequent to the execution of the SPA, the Contribution Agreement, and the Merger Agreement, the exchange and contribution of the Issuer's debt securities securities pursuant to the Contributon Agreement was consummated, the sale to a Platinum Equity affiliate of the Issuer's debt and equity securities held by the WLR Entities was consummated and the Merger was consummated pursuant to the Merger Agreement, as a result of which, among other things, all outstanding shares of the Issuer's Common Stock not then owned by Platinum Equity and as to which appraisal was not sought were converted into the right to receive the cash Merger consideration provided for in the Merger Agreement.  As a result of the consummation of the Merger, the Issuer became an indirect, wholly owned subsidiary of Platinum Equity and the Issuer's obligation to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, was terminated. The acquisition by a Platinum Equity affiliate of the remaining outstanding publicly held Common Stock of the Issuer pursuant to the Merger Agreement was a transaction separate and independent from the SPA to which none of the Reporting Persons was a party and which was in no way directed, planned, or orchestrated by any of the Reporting Entities.  As a result of the Merger, all directors of the Issuer other than the Issuer's Chief Executive Officer, including all directors affiliated with the Reporting Persons, resigned from their positions effective as of October 24, 2016 and certain amendments were made to the Certificate of Incorporation and By-laws of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) (b)  As a result of the securities sale transaction with an affiliate of Platinum Equity described in item 4 above, the Reporting Persons disposed of all of their shares of the Issuer’s Common Stock and ceased to be the beneficial owners of 5% or more of the Issuer’s Common Stock.

(c) The Reporting Persons have not effected any other transactions in the Common Stock of the Issuer in the past 60 days aside from the transactions reported in Item 3 and Item 4 above.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of at least 5% the Issuer’s Common Stock on October 24, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Joint Filing Agreement previously entered into by certain of the Reporting Persons in connection with this Schedule 13D filing has been amended to add WL Ross & Co. LLC, Fund IV, Parallel ESC, WLR Recovery

CUSIP No. 46048V108	Page 19 of 24 Pages

Associates IV LLC, INVESCO WLR IV Associates, LLC, Invesco Private Capital, Inc., WL Ross Group, L.P., and El Vedado, LLC as joint filers and parties thereto. Such amended agreement is attached hereto as Exhibit 99.1.

On October 24, 2016, the Issuer, Fund IV and Parallel ESC entered into the Exchange Agreement with the Issuer and on the same date the WLR Seller Entities entered into the SPA with Acquisition Company and Merger Sub.  The descriptions of the Exchange Agreement and the SPA set forth in Items 3 and 4 above are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Amended Agreement between WL Ross & Co. LLC, Fund IV, Parallel ESC, WLR Recovery Associates IV LLC, INVESCO WLR IV Associates, LLC, Invesco Private Capital, Inc., WL Ross Group, L.P., and El Vedado, LLC, as to joint filing of Schedule 13D/A.*

Exhibit 99.2
Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, INVESCO WLR IV Associates, LLC, Invesco Private Capital, Inc., WLR/AR Holdings, Inc. and Wilbur L. Ross, Jr.*

__________________________________________

*  Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2016

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Managing Member

WLR RECOVERY FUND II, L.P.

By:	WLR Recovery Associates II LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates, LLC, its General Partner
By:	Invesco Private Capital, Inc., its Managing Member

By:	/s/ Michael Meotti
Name: Michael Meotti
Title: Chief Financial Officer

WLR RECOVERY ASSOCIATES II LLC

By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

INVESCO WLR IV Associates, LLC,

By:	INVESCO PRIVATE CAPITAL, INC., its Managing Member

By:	/s/ Michael Meotti
Name: Michael Meotti
Title: Chief Financial Officer

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Michael Meotti
Name: Michael Meotti
Title: Chief Financial Officer

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

EL VEDADO, LLC

By:	/s/ Stephen Toy
Name: Stephen Toy
Title: Manager

WLR/AR HOLDINGS, INC.

By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Director

By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.

ANNEX A

WL Ross & Co. LLC
Wilbur L. Ross, Jr.: Chairman and Chief Strategy Officer
Gregory Stoeckle: Senior Managing Director and Co-Head
Stephen J. Toy: Senior Managing Director and Co-Head
Nicholas Tsoudis: Chief Compliance Officer
Michael Meotti: Chief Financial Officer
Benjamin Gruder: Chief Administrative Officer
Stephen Swanson: Secretary
Antonio Reina: Assistant Secretary

Address
The individuals listed above can be reached at the Reporting Persons’ principal business office listed in Item 2(b) hereof.

WLR Recovery Associates II LLC
Wilbur L. Ross, Jr.: Managing Member

Address
The Managing Member can be reached at the Reporting Persons’ principal business office listed in Item 2(b) hereof.

El Vedado, LLC
Wilbur L. Ross, Jr.: Sole Member
Gregory Stoeckle: Manager
Stephen J. Toy: Manager
Benjamin Gruder: Manager

Address
Each of such managers, and sole member, can be reached at the Reporting Persons’ principal business office listed in Item 2(b) hereof.

Invesco Private Capital, Inc.
Directors:
Gregory Stoeckle, Colin Meadows, Roderick Ellis

Officers:
Gregory Stoeckle: Chairman & President
Nanette Rodriguez: Vice President – Operations
Michael I. Meotti: Chief Financial Officer
Benjamin Gruder: Managing Director
Johnston L. Evans: Managing Director
Philip Shaw: Managing Director
Amit Tiwari: Managing Director
Paul Triggiani: Managing Director
Stephen Swanson: Secretary & General Counsel
Tony Reina: Assistant Secretary
Nicholas Tsoudis: Chief Compliance Officer
Stephen Johnson: Principal
Matthew Brooks: Vice President
Greg Guszak: Controller
Domingo A. Belliard: Controller

Address
The individuals listed above can be reached at the Reporting Persons’ principal business office listed in Item 2(b) hereof.

WLR/AR Holdings, Inc.
Wilbur L. Ross, Jr.: Chairman, Chief Executive Officer and President
David Wax: Vice President, Assistant Secretary
Pam A. Wilson: Vice President
Michael Gibbons: Secretary, Vice President and Treasurer

Address
Each of such executive officers, and the director, can be reached at the Reporting Persons’ principal business office listed in Item 2(b) hereof.

EXHIBIT INDEX TO SCHEDULE 13D/A

INTERNATIONAL TEXTILE GROUP, INC.

Exhibit 99.1
Amended Agreement between WL Ross & Co. LLC, Fund IV, Parallel ESC, WLR Recovery Associates IV LLC, INVESCO WLR IV Associates, LLC, Invesco Private Capital, Inc., WL Ross Group, L.P., and El Vedado, LLC, as to joint filing of Schedule 13D/A.*

Exhibit 99.2
Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, INVESCO WLR IV Associates, LLC, Invesco Private Capital, Inc., WLR/AR Holdings, Inc. and Wilbur L. Ross, Jr.*

__________________________________________
* Filed herewith.